UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):  February 19, 2015

CollabRx, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware
(State or Other Jurisdiction
of Incorporation)
000-26824
(Commission
File Number)
68-0370244
(I.R.S. Employer
Identification No.)

44 Montgomery Street, Suite 800
San Francisco, CA 94104-4811
(Address of Principal Executive Offices)

(415) 248-5350
(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Amendment of Material Definitive Agreement

As previously disclosed, on January 16, 2015 CollabRx, Inc. (“CollabRx” or the “Company”) entered into (i) a Loan and Security Agreement (the “Loan Agreement”) with Medytox Solutions, Inc. (“Medytox”), pursuant to which it is contemplated that Medytox will loan up to $2,395,644 to CollabRx and (ii) an Agreement (the “Agreement”) with Medytox, pursuant to which CollabRx agreed that in the event it enters into a merger or other sale transaction involving at least thirty-five percent (35.0%) of its shares or assets with a party other than Medytox (a “Sale Transaction”), CollabRx will pay Medytox a $1,000,000 fee (the “Fee”). On February 19, 2015, CollabRx and Medytox entered into an amendment to the Loan Agreement and the Agreement (the “Amendment”) clarifying that, subject to certain exceptions, (i) the Offering (as detailed below) would not constitute a Sale Transaction for purposes of the Agreement and (ii) the Offering will not constitute a change in control of CollabRx or a breach of CollabRx’s convenant to conduct its business in the ordinary course pursuant to the Loan Agreement. Additionally, the Amendment sets forth CollabRx’s agreement not to request any further advances from Medytox pursuant to the Loan Agreement until after it has spent at least the greater of (i) $1,500,000 of the proceeds of the Offering or (ii) 60% of the net proceeds of the Offering.  The full text of the Amendment is filed as Exhibit 10.1 to this Current Report and incorporated herein by this reference.  The description of the Amendment provided above is qualified in its entirety by the full text as attached.

Participants in Solicitation
CollabRx (NASDAQ: CLRX), Medytox (OTCQB: MMMS), and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from CollabRx and Medytox shareholders with respect to the proposed business combination. Information about CollabRx’s directors and executive officers is available in CollabRx's proxy statement for its 2014 annual meeting of shareholders, dated July 28, 2014. Information about Medytox’s directors and executive officers is available in Medytox’s annual report on Form 10−K for the year ended December 31, 2013. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the Securities and Exchange Commission  (the “SEC”).  These documents are available free of charge at the SEC’s website at www.sec.gov, or by going to CollabRx’s Investors page on our corporate website at www.collabrx.com or by going to Medytox’s Investors page on its corporate website at www.medytoxsolutionsinc.com.

Additional Information
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  If CollabRx and Medytox enter into a definitive agreement with respect to a potential business combination, CollabRx intends to file a registration statement, including a joint proxy statement, and other materials with the SEC in connection with the proposed business combination. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about CollabRx and Medytox, at www.sec.gov, the SEC’s website or by going to CollabRx’s Investors page on our corporate website at www.collabrx.com or by going to Medytox’s Investors page on its corporate website at www.medytoxsolutionsinc.com.

Item 8.01.	Other Events.

On February 19, 2015, CollabRx announced the pricing of an underwritten public offering of 3,840,000 shares of its common stock and warrants to purchase an additional 3,840,000 shares of its common stock at an offering price of $1.25 per share and $0.0001 per warrant (the “Offering”).  A copy of the press release is filed as Exhibit 99.1 to this current Report and incorporated herein by this reference.  The Offering was completed on February 25, 2015.  As a result of the Offering, the Company’s stockholders’ equity exceeds $2.5 million as of the date of filing of this Current Report.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description

10.1	Amendment, dated as of February 19, 2015, by and between CollabRx, Inc. and Medytox Solutions, Inc.

99.1	Press Release dated February 19, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 25, 2015	COLLABRX, INC.

	By:	/s/ Thomas R. Mika
	Name:	Thomas R. Mika
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amendment, dated as of February 19, 2015, by and between CollabRx, Inc. and Medytox Solutions, Inc.

99.1	Press Release dated February 19, 2015